UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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The following is included in this report on Form 6-K:

                                                               Sequential
        Exhibit                Description                     Page Number

          1.        Press release, dated November 15, 2004          4







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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: November 16, 2004             By: /s/ Dafna Gruber
                                       ------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer







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                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE



      ALVARION'S WiMAX-READY PLATFORM being deployed by IBERBANDa in SPAIN -- The New Network will Provide Broadband to Suburban and Rural Spain--

                                       ---

Tel-Aviv, Israel- November 15, 2004--Alvarion Ltd. (NASDAQ:ALVR), the leading provider of wireless broadband solutions worldwide, today announced that the Company has expanded its long-term relationship with Iberbanda, an emerging Spanish carrier. With the deployment of Alvarion's BreezeMAX(TM) system, a WiMAX-ready platform, Iberbanda will provide a host of high bandwidth applications to business and residential customers.

In its selection of Alvarion as its foremost broadband wireless technology partner, Iberbanda has ordered several millions of dollars of BreezeMAX 3500 to leverage their 3.5GHz licenses to serve small businesses and residential customers in several rural and suburban areas of Spain. The two areas to be served with BreezeMAX equipment are: Andalusia, Spain's second largest and most highly populated region whose capital is Seville; and Catalonia, including the city of Barcelona as well as towns located in the Pyrenees mountains.

Since 2001, Iberbanda has operated a wireless broadband network based on Alvarion's WALKair(TM) equipment to serve corporations and larger enterprises in 72 cities nationwide. Iberbanda's BreezeMAX network will operate in parallel with the WALKair network.

"Our business model is focused on providing broadband to rural and urban areas that are currently not reached and would be hard pressed to be served by DSL networks. Until now, we have been concentrating our efforts on delivering critical access to large enterprises- a strategy which has proved to be highly successful," said Carlos Morrell, CEO of Iberbanda. "With BreezeMAX, we can achieve the proper economics of WiMAX with smaller business customers and residential users. The BreezeMAX solution is the key element to rolling out broadband services to these types of users."

Tzvika Friedman, President of Alvarion, said, "We are pleased to see yet another long-term customer of Alvarion's turning to WiMAX to provide broadband to both rural and urban areas. This is further evidence that the market is ready and willing to build WiMAX networks both now

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and in the future. We are proud to partner with a leading, innovative operator who believes in BWA as a business model, its service quality and capacity. Iberbanda's advanced networks, channels and pioneering approach leverages Alvarion's development of cutting-edge solutions and creative services."

                                       ###

About Iberbanda
Iberbanda is a provider of advanced LMDS-based broadband services to companies throughout Spain. Using cutting edge wireless and fiber optic technologies, Iberbanda provides high-speed Internet access, data communications, voice, and other value-added IP-based services in Spain's 72 largest cities. In addition, Iberbanda leases its advanced infrastructure to Application Service Providers
(ASPs), Internet Service Providers (ISPs), and transport and access services throughout Spain. Iberbanda's investors include major international telecommunications, retail, and financial groups, including the Prisa Group (26%), El Corte Ingles (26%), Sercotel (America Movil) (18%), Omega Capital (9%), Caja Duero (7%), Ibercaja (4%), Caja San Fernando (4%), Caja de Huelva y Sevilla (El Monte) (4%) and Promecal (2%). For more information, visit www.iberbanda.es
----------------

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success


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for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.







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